Contact

www.linkedin.com/in/mark-timm
(LinkedIn)

Top Skills

Public Speaking
Leadership Development
Motivational Speaking

Mark Timm

Investor, Advisor and Board Member
Bainbridge, Indiana, United States

Summary

Mark Timm has been a serial entrepreneur and exponential thinking practitioner for nearly two decades. He has started more than a dozen companies, several of which have multiplied and been sold, and has consequently participated in several equity events. His businesses have been built with international footprints in more than a dozen countries across diverse industries from retail to wholesale and from product manufacturing to digital marketing and real estate. Mark is the best-selling author of Mentor To Millions and today spends his time and talents investing, advising and serving on the board of directors of publicly traded companies where he can leverage his experience and relationships achieving exponential growth and shareholder value.

READY TO TALK?
Connect with me here on LinkedIn or visit me online at http://marktimm.com

Experience

GravyStack
Member Board of Directors
May 2021 - Present (1 year 11 months)

Teaching families financial literacy through app gamification.

IntegriMedical LLC
President
November 2019 - Present (3 years 5 months)
Phoenix, Arizona Area

Leading the Way in Needle Free Drug Delivery Technology. At IntegriMedical, we develop, manufacture, and market leading-edge medical devices. As a medical device OEM manufacturer, we are launching a new generation of needle free injectors which utilize high velocity mechanical power to

inject liquid pharmaceuticals comfortably into the skin for IM and SUBQ administration.

Hapbee Technologies
Member Board Of Directors
July 2020 - Present (2 years 9 months)

Xponential, Inc.
Partner & Investor
August 2017 - Present (5 years 8 months)
Tampa/St. Petersburg, Florida Area

Kevin is the original Shark from Shark Tank. Xponential uses Kevin's influence to exponentially impact entrepreneurs to get their product, passion and purpose to the world. We also invest in small to medium size companies with the intent to scale and sell them.

Ziglar Family
Ziglar Family | Leadership Development | Helping You Win at Home Like You Win at Work
June 2017 - Present (5 years 10 months)

OUR MISSION: Ziglar Family's mission is to help your family be, do, and have MORE!

How did Ziglar Family get started? Well, a big clue is in our name: Ziglar.

Everything Ziglar Family stands for is rooted in the wisdom, principles, and teaching of the man himself, Mr. Zig Ziglar, who taught us that when families plan to win and prepare to win, then they can legitimately expect to win as a family.

WHO WE ARE: We're actually a team from all over the U.S., and I have the honor of serving as President and CEO. We've partnered with a virtual "Who's-Who" of business leaders who are winning at work AND home, and they've helped us create the "7-Day Family Challenge" that is free, fun and filled with ways to help you build the type of family you're proud to come home to.

MY STORY: I first heard Zig Ziglar speak when I was just 14 years old. Within seconds, I knew I was hearing the type of wisdom that would change my life.

And it did!

Not only did Zig's timeless messages of motivation and inspiration help me win at work, they also helped me learn how to win at home.

Family was a driving passion behind everything Zig Ziglar did, and it's my honor to carry that on through Ziglar Family's online resources, courses, workshops and trainings.

BOOK ME TO SPEAK: One of my biggest passions is speaking and spreading this message to as many people as possible. To date, I've spoken to more than a million people in 48 states and five countries around the world.

Learn more about how I can speak to YOUR audience here: http://marktimm.com/work-with-me/speaking/

WORK WITH US: Start by visiting http://www.ziglarfamily.com/ and take the "7-Day Family Challenge Today!"

Ziglar, Inc

Executive Vice President, Ziglar Inc. | The Ziglar Show Podcast | Zig Ziglar Digital Media

June 2017 - November 2019 (2 years 6 months)

OUR STORY: Zig Ziglar's (1926-2012) name is synonymous with motivation and self-improvement in the marketplace.

In fact, many of today's biggest names in Business, Finance, Marketing and Self-Improvement (including the likes of Seth Godin, Dave Ramsey, Michelle Prince, Bob Burg and many others) credit Zig for their success.

WHAT OTHERS SAY: "Zig saved the day. With his relentless generosity, corny stories and down-home wisdom, Zig Ziglar invented modern motivational speaking, and touched the world. It's hard for me to overstate how much I owe him. How much so many of us do." - Seth Godin

To date, Zig's messages of motivation and inspiration have reached more than 250 million people across the planet.

MY ROLE: I have the exciting honor to carry Zig's timeless wisdom and advice to an entirely new generation of thought leaders, entrepreneurs and other

professionals by bringing his original audio and video messages into the digital marketplace.

From the original reel-to-reel tapes and video recordings of Zig's thousands of talks, I'm cultivating and optimizing Zig's message for a whole new audience online.

ZIGLAR SHOW PODCAST: I also have the honor of helping host The Ziglar Show Podcast, a top-rated iTunes Podcast in the Business marketplace for the past few years.

WHO WE WORK WITH: From individuals to Fortune 50 companies, professionals worldwide turn to Ziglar for corporate training, sales training, presentations skills, personal development and more.

LEARN MORE: Visit us online at https://www.ziglar.com/ to learn more!

AREAS OF EXPERTISE
Motivational Speaking | Online Courses | Webinars | Sales Training | Corporate Training | Leadership Development | Sales Coaching | Leadership Coaching | Personal Improvement | Personal Development

Cottage Garden

Owner | Co-Founder | CEO | Musical Gift Products

June 1998 - November 2019 (21 years 6 months)

Bainbridge, IN

Cottage Garden is the #1 supplier of musical gift products in North America.

In 2009, Cottage Garden was named runner-up as the National Small Business of the Year.

Today, we have over 200 sales representatives in ten countries and our products are found in tens of thousands of retailers worldwide.

Learn more about us online at http://cgcollections.com/

2BTimms

CEO | Leadership Coach | Leadership Development | Public Speaker | Author

January 2011 - October 2019 (8 years 10 months)

Indianapolis, Indiana Area

MY STORY: I've introduced the President of the United States and First Lady on national TV, headed up marketing for one of the largest newspapers in the country (USA Today) and currently serve as Executive Vice President for one of the best known brands (Zig Ziglar Inc.) in the motivation and sales marketplace.

But my most IMPORTANT job is serving as CEO for the most valuable business on the planet - my family!

MY MISSION: I want to inspire, educate and train busy executives and professionals of all backgrounds how to win at home like they do at work.

From working in The White House to helping market and grow USA Today into a household name to leading a company (Cottage Garden) that has become the #1 supplier of musical gifts in North America, I've been blessed to experience immense success in the business world.

At home, however, it was quite a different story.

When I left the office each day, I left a world of rules, strategies, and success and entered a world of chaos, drama, and raging hormones.

I knew something had to change and fast, so I did what I knew how to do—a S.W.O.T. analysis. (Strengths. Weaknesses. Opportunities. Threats.)

After completing a family strategic planning session with my wife, we found the answer where we least expected it to be.

THE ANSWER: Instead of thinking of my family as a mystery, I began thinking of my family as a business.

Now I use what I already know—how to lead and grow a successful business—to lead and grow my family every day.

BOOK ME TO SPEAK: One of my biggest passions is speaking and spreading this message to as many people as possible!

To date, I've spoken to more than a million people in 48 states and five countries around the world.

Learn more about how I can speak to YOUR audience here: http://marktimm.com/work-with-me/speaking/

National FFA Organization
Chairman - National FFA Board of Trustees
2012 - January 2014 (2 years)
Indianapolis, Indiana Area

USA Today
Marketing manager
January 1997 - May 1999 (2 years 5 months)

National FFA
National FFA President
November 1990 - November 1991 (1 year 1 month)

Education

Purdue University